November 10, 2020

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn:Anuja A. Majmudar Attorney-Advisor Office of Energy & Transportation

Re:	Paramount Gold Nevada Corp.

Registration Statement on Form S-3

Originally Filed May 29, 2020

File No. 333- 238803

Withdrawal of Acceleration Request

Dear Ms Majmudar:

Reference is made our letter, filed as correspondence via EDGAR on November 9, 2020, in which we requested the acceleration of the effective date of the above-referenced registration statement for Wednesday, November 11, 2020, at 4:00 p.m. Eastern Time in accordance with Rule 461 under the Securities Act of 1933, as amended.   We are no longer requesting that such registration statement to be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please contact James T. Seery of Duane Morris LLP at (973) 424-2088 with any questions.

Sincerely,

/s/ Carlo Buffone

Carlo Buffone

Chief Financial Officer

cc:  James T. Seery, Duane Morris LLP